LORNA DIANE FISHER
1908 ROSIE
BRENTWOOD, CALIFORNIA 94513
(925) 642-6943

NOVEMBER 05, 2019

American Depositary Share
Evidenced by American Depositary Receipt
for deposited ordinary share of
LORNA DIANE MONTGOMERY

Greetings To Whom Theses Presents May Come:

This cover letter is to refer to the Registration Statement on Form F-6 (the *"Registration Statement"*) to be filed with the Securities and Exchange Commission (the *"SEC"*) by the legal entity issuing American Depositary Share ("ADS") as hereinafter for the purpose to registering under the U.S. Securities Act of 1933, as amended (the *"Securities Act"*). Please find enclosed the following documents; The Eligibility Questionnaire, Trade Payment Wizzard$, Federal Reserve Official Authorization List, Resolution Authorizing an Institution to Open and Maintain Accounts and Use Services along with a Fingerprint Card submitted by the Authorize Signatory of the Corporation for this transaction, the Birth Certificate and Marriage licsence to reflect name of Corporation and Authorized Signatory . Amount to be registered is (1) share American Depositary Share (the *"ADS"*) at 1,000,000.00 proposed aggregate price per unit. The proposed offering price is 1,000,000.00 to issue by FISHER LORNA Corporation as the Depositary Bank, Pledged/Endowed to ZCORE INC c/o WELLS FARGO BANK., with bank coordinates as follows; WELLS FARGO., routing# 121042882 and account# 3494886579. LORNA DIANE MONTGOMERY, is a corporation organized under the laws of CALIFORNIA (the *"Company"*), and the Holders and Beneficial Owners from time to time of ADS issued thereunder. This American Depositary Share ("ADS") will represent one (1) ordinary share of the Company (the *"Share"*) with the standing value as indicated on the Registration Statement.

Based upon and subject to the foregoing, the American Depositary Share covered by the Registration Statement, when evidenced by American Depositary Receipts that are duly executed and delivered by the Depositary and issued in accordance wit.

Nothing contained herein or in any document referred to herein is intended by this company to be used, and the addressee hereof cannot use anything contained herein or in any document referred to herein, as "tax advice" (within the meaning given to such term by the U.S. Internal Revenue Service ("IRS") in IRS Circular 230 and any related interpretative advice issued by the IRS in respect of IRS Circular 230 prior to the date hereof, and hereinafter used within such meaning and interpretative advice).

The foregoing is limited to the laws of the State of New York, and is not illustrating as to the effect of the laws of any other jurisdiction(s), and that the ADS or any other associated securities of LORNA DIANE MONTGOMERY Corporation currently are not placed on any American or foreign exchange(s).

I hereby consent to the use of this letter of instruction to the above-mentioned Registration Statement. In giving such consent, we do not admit thereby that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/Lorna Diane Fisher
Authorized signatory, Principle

Trade Payment Wizard$(tm)
International Documentary Collection Instructions
Documents Against Payment

International Documentary Collection Against Payment or "D/P."
An International Documentary Collection Against Payment is a formal request for payment made by a bank on behalf of its customer. The bank acts solely as an agent and assumes no responsibility for the requested payment.

Collection Instructions:

1) Complete the Collection Request Wizard form (use upper case only).
2) Print and sign the second page International Documentary Collection along with the bill of exchange (Draft).
3) Send the International Documentary Collection along with the bill of exchange to the address indicated on the top of the second page together with your transport documents.

Date: 11/05/2019 Seller Ref: F80197364
Drawer (Seller): LORNA DIANE FISHER
Address Line 1: DTC 55 WATER STREET NEW YORK NY 10041
Address Line 2: 1908 ROSIE LANE, BRENTWOOD, CA 94513
Contact Person: LORNA DIANE FISHER
Phone Number: 925 642-6943

Drawee (Buyer) LORNA FISHER/FRB 0610 0014 6
Address Line 1: 1000 PEACHTREE STREET NE ATLANTA GA 30309
Address Line 2: 1908 ROSIE LANE, BRENTWOOD, CA 94513

Collecting Bank (Buyer's Bank) WELLS FARGO BANK
Address Line 1: SLATTEN RANCH A0381-011
Address Line 2: 5859 LONE TREE WAY ANTIOCH CALIFORNIA 94531

Documents for payment include:

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals	X	X						X		
Duplicate										

Covering Shipment of: PORTAL

Draft/Invoice# 1002
Currency: USD Amount (in Figures): 1,000,000.00
Amount (in words): ONE MILLION
Tenor: At (Sight or number of days) SIGHT

Upon payment please credit our account as follows:

Account Name: ZCORE INC.

Account Number: 3494886579

Bank Name: WELLS FARGO

Bank Address: 5859 LONE TREE WAY ANTIOCH CA 94531

Bank ABA/Transit No.: 121042882

Special Instructions:

Processing: Print & Sign the Collection request page two along with Draft.

LORNA DIANE FISHER
1908 Rosie Lane
Brentwood, California 94513
Ph: 925-642-6943

International Documentary Collection Documents Against Payment

Seller/Drawer:
Name: LORNA DIANE FISHER
Address: DTC 55 WATER STREET NEW YORK NY 10041
1908 ROSIE LANE, BRENTWOOD, CA 94513

Date: 11/05/2019 **Seller Ref:** F80197364
Contact Person: LORNA DIANE FISHER
Contact Number: 925 642-6943

WE ENCLOSE THE FOLLOWING FOR COLLECTION

Buyer/Drawee/Drawn on:
Name: LORNA FISHER/FRB 0610 0014 6
Address: 1000 PEACHTREE STREET NE ATLANTA GA 30309
1908 ROSIE LANE, BRENTWOOD, CA 94513

Collecting Bank (if blank we will designate a Bank for you)
Name: WELLS FARGO BANK
Address: SLATTEN RANCH A0381-011
5859 LONE TREE WAY ANTIOCH CALIFORNIA 94531

Draft/Invoice #: 1002
Draft Amount: USD 1,000,000.00
Tenor: ☑ SIGHT

Deliver Documents Against ☑ **Payment** ☐ **Acceptance**

Documents	Draft	Invoice	Packing List	Certificate of Origin	Insurance	AWB	B/L	Other	Other	Other
Originals	X	X						X		
Duplicate										

Covering Shipment of: PORTAL

- ☑ Drawee Bank charges are to be paid by Drawee(s)
- ☑ Your charges are to be paid by ☐ Drawer ☑ Drawee(s)
- ☑ Debit our account ______ for your charges
- ☐ Waive charges if refused by the Drawee(s) & charge us
- ☐ Do not waive charges
- ☑ Advise Non-Acceptance and/or Non-Payment by SWIFT
- ☑ Advise Payment and/or Acceptance by SWIFT
- ☑ Protest for Non-Payment
- ☐ Do not Protest
- ☐
- ☐
- ☐

Upon payment please credit our account as follows:
Account Name: ZCORE INC.
Account Number: 3494886579
Bank Name: WELLS FARGO
Bank Address: 5859 LONE TREE WAY ANTIOCH CA 94531
Bank ABA/Transit No.: 121042882

Special Instructions:

[signature]
Drawer/Customer's Authorized Signature

LORNA FISHER Authorized Representitive — **Name and Title**
11/05/2019 — **Date**

LORNA DIANE FISHER **Bill of Exchange** Date 11/05/2019 No. 1002

Place of drawing 1908 ROSIE LANE, BRENTWOOD, CA 94513 At SIGHT

Pay to the order of ZCORE INC.

Amount ONE MILLION USD 1,000,000.00

Value received and charge to account of LORNA FISHER/FRB 0610 0014 6

To: LORNA FISHER/FRB 0610 0014 6
1000 PEACHTREE STREET NE ATLANTA GA 30309
1908 ROSIE LANE, BRENTWOOD, CA 94513

Drawer LORNA DIANE FISHER
[signature]
Authorized Signature

Federal Reserve Bank
Official Authorization List

FEDERAL RESERVE FINANCIAL SERVICES

FRBservices.org

This supersedes our previous Official Authorization List? * *(If neither is selected, previous list will also remain in effect)*	☑ Yes	☐ No

Financial Institution Name* LORNA DIANE FISEHR	Routing (ABA) Number* 0080197364	
Effective Date* 10-29-2019	Street Address* 2420 Sand Creek Rd C-1#144 Brentwood,Ca 94513	
Telephone* 925-642-6943	Street Address	
City* BRENTWOOD	State* California	Zip Code* 94513

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*	[signature]		Title* MASTER ACCOUNT HOLDER	
Name *	First* LORNA	Middle Initial D	Last* FISHER	Suffix
Phone* 925-642-6943		Extension	Email Address* LORNAFISHER048@GMAIL.COM	

Notary Public Authentication of Authorizing Officer*

State of ______________) County of ______________) Subscribed and sworn to before me on ________, 20____ By ______________________________. (Authorizing Officer's Printed Name)	See Attached Notary Public Signature *(Notary Seal w/expiration date)*

Certifying Official (The section must be completed if Paragraph 2 of your Institution's authorizing Resolutions identifies Authorized Officers by title only. The Certifying Official must be the Secretary or Assistant Secretary of the institution or another officer of similar or higher rank. The official must also have the authority to certify the statements in this document.)

I, ______________________________, (Certifying Official's Printed Name and Title) of the above Institution, do hereby certify that ______________________ is a (Authorizing Officer's Printed Name) ______________________ of such Institution. (Title of Authorizing Officer)	Certifying Official Signature

Notary Public Authentication of Certifying Official

State of ______________) County of ______________) Subscribed and sworn to before me on ________, 20____ By ______________________________. (Certifying Official's Printed Name)	Notary Public Signature *(Notary Seal w/expiration date)*

Federal Reserve Bank
Official Authorization List

To the Federal Reserve Banks: Below are the names, titles, and signatures of the individuals authorized to transact business and issue instructions (except for Discount Window, Operating Circular 10, transactions) on behalf of the Institution identified on page one of this document.

Name:	First: LORNA	Middle Initial: D	Last: FISHER	Suffix:
Phone: 925-642-6943			Extension:	
Title: MASTER ACCOUNT HOLDER			Email: LORNAFISHER048@GMAIL.COM	
Signature: [signature]			Limitations to Authority: (leave blank if none)	

Name:	First:	Middle Initial:	Last:	Suffix:
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

Name:	First:	Middle Initial:	Last:	Suffix:
Phone:			Extension:	
Title:			Email:	
Signature:			Limitations to Authority: (leave blank if none)	

The Authorizing Officer on Page 1 of this document is required to sign each page of the Official Authorization List.

Authorizing Officer* (Must be identified by name or title in Paragraph 2 of your Institution's authorizing Resolutions):

Signature*	[signature]		Title* MASTER ACCOUNT HOLDER	
Name*	First* LORNA	Middle Initial D	Last* FISHER	Suffix

You may add additional signers by completing this page multiple times and submitting it with your request. Please indicate the total number of pages, Including the first/notary page, appropriately at the top right hand corner of this document.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Contra Costa)

On October 30, 2019 before me, Jacquelyn R. Carter,
Date *Here Insert Name and Title of the Officer*

personally appeared Lorna Diane Fisher
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

JACQUELYN R. CARTER
Notary Public – California
Contra Costa County
Commission # 2222344
My Comm. Expires Nov 18, 2021

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Federal Reserve Bank Official Authorization List

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Resolutions Authorizing an Institution to Open and Maintain Accounts and Use Services

As evidenced by my signature below, I certify that the following are correct and complete copies of the resolutions duly adopted on 11-05-2019 (date) by the board of directors of ______________________

LORNA DIANE FISHER ("Institution"), a banking corporation
(official name of banking institution)

duly established and operating under the laws of State of California, United States of America, with its head office located at 2420 Sand Crek Rd C-1 #144 Brentwood, California 94513, in accordance with applicable law and the Institution's chartering documents. I also certify that such resolutions have not been modified, remain in effect, and are not in conflict with any provisions of the Institution's certificate of incorporation, by-laws, or chartering and/or licensing statutes or requirements:

1. RESOLVED, that the Institution is authorized to open and/or maintain a Master Account at the Federal Reserve Bank of the District in which the Institution is located, to agree to all of the provisions of the Federal Reserve Banks' Operating Circular No.1, Account Relationships, to obtain services from and incur obligations to any Federal Reserve Bank, and to agree to all of the provisions of the Federal Reserve Banks' operating circulars covering such services.

2. RESOLVED, that the President, the Chief Financial Officer, Cashier, and ______________________

   MASTER ACCOUNT HOLDER
   (exact titles of officials, or if Institution chooses to authorize specific individuals, insert names and titles of such individuals)

   of the Institution, and each of their successors in office, are each hereby authorized and directed to transmit to the Federal Reserve Banks a list of the names, titles and signatures of persons to be recognized as authorized to apply for a Master Account in the Institution's name, execute agreements relating to such account or any Federal Reserve Bank services, issue instructions on the Institution's behalf to any Federal Reserve Bank, and transact business on the Institution's behalf.

3. RESOLVED, that the officials designated in the foregoing resolutions are each hereby authorized to do any and all acts that may be necessary or incidental to any transaction authorized by the relevant resolution, or that may be designed to carry out the purpose of such resolution; and that such resolution and all the powers hereby granted shall continue in full force until written notice of revocation has been received by the Federal Reserve Bank of the District in which the Institution is located and such Federal Reserve Bank has had reasonable time to act on such notice.

4. RESOLVED, that all prior resolutions regarding accounts with Federal Reserve Banks and/or the use of Federal Reserve Bank services (other than resolutions authorizing the Institution to borrow from and pledge collateral to a Federal Reserve Bank and resolutions relating to daylight overdraft capacity and net debit caps) are hereby revoked.

____
(Signature of certifying official)*

Fisher, Lorna Fisher, Authorized Signatory
(Name and Title)

11-05-2019
(Date)

---

* The certifying official must be the Secretary or Assistant Secretary of the Institution or another officer of similar or higher rank. The official also must have the authority to certify the statements in this document and may not be a person authorized in Paragraph 2.

THE DEPOSITORY TRUST COMPANY (DTC) ELIGIBILITY QUESTIONNAIRE

DTC IS A SUBSIDIARY OF THE DEPOSITORY TRUST & CLEARING CORPORATION

To make a new issue of securities DTC eligible, the completed questionnaire and a copy of the offering prospectus (preliminary or final) must be submitted to DTC's Underwriting Dept. at least 10 business days prior to the issue's closing date. If complete CUSIP INFORMATION (CUSIP numbers, interest rates, and final maturities) is not included with the questionnaire, please provide to DTC in writing upon pricing of the issue.

ISSUE INFORMATION

Please check one of the following:
☐ ABS ☐ CMO ☒ Corporate

Please indicate whether or not the issue is a "security" as such term is defined in Article 8 of the New York Uniform Commercial Code.
☒ Yes ☐ No

Please indicate whether or not the issuer is a United Kingdom entity.
☒ Yes ☐ No (If yes, a UK rider is required.)

Please check at least one of the following, the issue is:

- ☐ Registered with the SEC
- ☒ Eligible for resale under Rule 144A
- ☐ Eligible for resale under Regulation S of the '33 Act
- ☐ Issuer relying on Section 3(c)(7) of the '40 Act
- ☐ Exempt under Rule 3(a)(2) of the '33 Act
- ☐ Exempt under another exemption(s); indicate exemption(s):

Issuer Name & Issue Description: LORNA DIANE FISHER
SOCIAL SECURITY BOND # F80197364

Incorporated in or formed under the laws of: 104-58-265841 CA

Issue Principal/Offering Amount: N A

Share Quantity: N A

Closing Date: 11 / 05 / 2019 (MM/DD/YYYY)

Is this a Book-Entry-Only issue (represented by a global certificate with no certificates available to individual holders.)
☒ Yes ☐ No (If yes, a Letter of Representations is required.)

Does this issue contain a put/tender feature? ☐ Yes ☒ No (If yes, for certificated issues a Tender Letter of Representations is required.)

CONTACT INFORMATION

Lorna Diane Fisher
Lead Underwriter

Lorna Diane Fisher / 925 642-6943
Lead Underwriter Contact / Phone

lornafisher048@gmail.com
E-Mail Address

DTC Participant account number to be credited at the time of closing:
N/A

If Lead Underwriter is not a DTC Participant, please provide the contact information for the Clearing DTC Participant.

WELLS FARGO
Clearing DTC Participant

Nat Hernandez / 925 755-5474
Clearing DTC Participant Contact Name / Phone

nat.hernandez@wellsfargo.com
E-Mail Address

CONTACT INFORMATION (Continued)

WELLS FARGO
Transfer Agent

/
Transfer Agent Contact / Phone

Lorna Diane Fisher
Paying Agent

Lorna Diane Fisher / 925-642-6943
Paying Agent Contact / Phone

Lorna Diane Fisher
Issuer's Counsel

Lorna Diane Fisher / 925-642-6943
Issuer's Counsel Contact / Phone

Lorna Diane Fisher
Remarketing Agent (provide if applicable to the issue)

Lorna Diane Fisher / 925-642-6943
Remarketing Agent Contact / Phone

Lorna Diane Fisher
Tender Agent (provide if applicable to the issue)

Lorna Diane Fisher / 925-642-6943
Tender Agent Contact / Phone

DELIVERY OF SECURITIES

Will the securities be eligible as a FAST (Fast Automated Securities Transfer) issue? ☒ Yes ☐ No

If no, provide the date the securities will be delivered to DTC:
___/___/___ (MM/DD/YYYY)

Note:
Please use the address listed on the **CUSIP INFORMATON** page to deliver securities to DTC at least one business day before closing. For additional information, please contact DTC's Interface/Underwriting Department at the numbers provided.

SUBMITTED BY: [PLEASE CHECK ONE]

☒ Underwriter
☐ Clearing DTC Participant

By: [signature]
(Authorized Signature)

Lorna Diane Fisher 11/05/2019
(Print Name & Date)

CUSIP INFORMATION

CUSIP NUMBER	CLASS	INTEREST RATE	FINAL MATURITY/ EXPIRATION DATE	PRINCIPAL/OFFERING AMOUNT	TYPE OF ISSUE*	INITIAL OFFERING PRICE (To The Public)
F80197364	G	2%	11/05/2019	0	144A	1,000,000.00

** E = Equity, D = Debt, 144A, AI, Reg S*

DTC UNDERWRITING DEPARTMENT PHONE NUMBERS:

ISSUE ELIGIBILITY — UNDERWRITING HOTLINE
1 (866) 724-4402 (within the U.S. & Canada)
1 (212) 855-2210 (for callers outside of the U.S. & Canada)
Option # 2 Eligibility : Sub Option # 1 Municipal; Sub Option # 2 Corporate
Option # 3 Book Entry Only Letters of Representations
Option # 5 Closings

CLOSING DESK — 1 (212) 855-3752

PACKAGING INQUIRIES — 1 (212) 855-5878 or 3713
FAX — 1 (212) 855-8707

DEPARTMENT MANAGERS — 1 (212) 855-3727 or 1 (212) 855-1013 or 1 (813) 470-1150
FAX — 1 (212) 855-5004 or 3726 or 3728 & 1 (813) 470-1037 or 1038

DTC MAILING ADDRESSES:

UNDERWRITING DEPARTMENT
ATTENTION: UNDERWRITING ELIGIBILITY DEPT.
THE DEPOSITORY TRUST COMPANY
55 WATER STREET – 1SL
NEW YORK, NY 10041-0099

DELIVERY OF SECURITIES TO DTC
(For Underwriting distribution only)
ATTENTION: UNDERWRITING/PACKAGING DEPT.
THE DEPOSITORY TRUST COMPANY
55 WATER STREET – 2SL
NEW YORK, NY 10041-0099

E-MAIL ADDRESSES:
Forward issue information to: uw-corp@dtcc.com

11/05/2019

LORNA DIANE FISHER



L



R

STATE OF CALIFORNIA
CERTIFICATION OF VITAL RECORD

OFFICE OF CLERK-RECORDER
COUNTY OF ALAMEDA
OAKLAND, CALIFORNIA

STATE FILE NUMBER 58-265841

CERTIFICATE OF LIVE BIRTH
STATE OF CALIFORNIA—DEPARTMENT OF PUBLIC HEALTH

LOCAL REGISTRATION DISTRICT AND CERTIFICATE NUMBER 6015 14185

THIS CHILD	1a. NAME OF CHILD—FIRST NAME: LORNA	1b. MIDDLE NAME: DIANE	1c. LAST NAME: MONTGOMERY	
	2. SEX: Female	3a. THIS BIRTH, SINGLE, TWIN, OR TRIPLET: Single	3b. IF TWIN OR TRIPLET, THIS CHILD BORN 1ST, 2ND, 3RD: -	4a. DATE OF BIRTH—MONTH, DAY, YEAR: November 1 1958 / 4b. HOUR: 12:49 A. M.
PLACE OF BIRTH	5a. PLACE OF BIRTH—NAME OF HOSPITAL: Kaiser Foundation Hospital 4528		5b. STREET ADDRESS: 280 West MacArthur Blvd.	
	5c. CITY OR TOWN: Oakland		5d. COUNTY: Alameda	
MOTHER OF CHILD	6a. MAIDEN NAME OF MOTHER—FIRST NAME: Vertie	6b. MIDDLE NAME: Lee	6c. LAST NAME: Hall	7. COLOR OR RACE OF MOTHER: Negro
	8. AGE OF MOTHER (AT TIME OF THIS BIRTH): 27 YEARS	9. BIRTHPLACE (STATE OR FOREIGN COUNTRY): Louisiana	10. MAILING ADDRESS OF MOTHER: As given below	
USUAL RESIDENCE OF MOTHER (WHERE DOES MOTHER LIVE?)	11a. USUAL RESIDENCE OF MOTHER—STREET ADDRESS: 10500 Fippin		11b. IF INSIDE CITY CORPORATE LIMITS: [X] CHECK HERE	IF OUTSIDE CITY CORPORATE LIMITS: CHECK ONE: ☐ ON A FARM ☐ NOT ON A FARM
	11c. CITY OR TOWN: Oakland 15-68		11d. COUNTY: Alameda	11e. STATE: California
FATHER OF CHILD	12a. NAME OF FATHER—FIRST NAME: Oscar	12b. MIDDLE NAME: -	12c. LAST NAME: Montgomery	13. COLOR OR RACE OF FATHER: Negro
	14. AGE OF FATHER (AT TIME OF THIS BIRTH): 37 YEARS	15. BIRTHPLACE (STATE OR FOREIGN COUNTRY): Louisiana	16a. PRESENT OR LAST OCCUPATION: Laborer	16b. KIND OF INDUSTRY OR BUSINESS: Southern Pacific
INFORMANT'S CERTIFICATION	I HAVE REVIEWED THE ABOVE STATED INFORMATION AND HEREBY CERTIFY THAT IT IS TRUE AND CORRECT TO THE BEST OF MY KNOWLEDGE.	17a. PARENT OR OTHER INFORMANT—SIGNATURE: Vertie L. Montgomery		17b. DATE SIGNED BY INFORMANT: November 3 1958
ATTENDANT'S CERTIFICATION	I HEREBY CERTIFY THAT I ATTENDED THIS BIRTH AND THAT THE CHILD WAS BORN ALIVE AT THE HOUR, DATE AND PLACE STATED ABOVE.	18a. PHYSICIAN: James A. Basey MD		18b. ADDRESS: Oakland, California
REGISTRAR'S CERTIFICATION	19. DATE ON WHICH NAME ADDED BY SUPPLEMENTAL NAME REPORT	20. LOCAL REGISTRAR—SIGNATURE: James C. Malcolm MD		21. DATE RECEIVED BY LOCAL REGISTRAR: NOV 5 1958

CERTIFIED COPY OF VITAL RECORD
STATE OF CALIFORNIA, COUNTY OF ALAMEDA

This is a true and exact reproduction of the document officially registered and placed on file in the office of the Alameda County Clerk-Recorder.

DATE ISSUED AUG 21 2019

000071200

Melissa Wilk
Melissa Wilk
COUNTY CLERK-RECORDER

THE GREAT SEAL OF THE STATE OF CALIFORNIA EUREKA

OFFICE OF CLERK-RECORDER ALAMEDA COUNTY, CA

This copy is not valid unless prepared on an engraved border displaying the date, seal and signature of the Clerk-Recorder.

ANY ALTERATION OR ERASURE VOIDS THIS CERTIFICATE

STATE OF CALIFORNIA
CERTIFICATION OF VITAL RECORD

OFFICE OF RECORDER

COUNTY OF ALAMEDA

OAKLAND, CALIFORNIA

LICENSE AND CERTIFICATE OF MARRIAGE

MUST BE LEGIBLE—MAKE NO ERASURES, WHITEOUTS, OR OTHER ALTERATIONS

STATE FILE NUMBER

LOCAL REGISTRATION NUMBER: 3615

GROOM PERSONAL DATA

1A. Name of Groom—First (Given)	GREGORY
1B. Middle	LEE
1C. Last (Family)	FISHER
2. Date of Birth—Month, Day, Year	07/12/1951
3A. Residence—Street and Number	1014 21ST ST
3B. City	OAKLAND
3C. Zip Code	94607
3D. County—Outside California, Enter State	ALAMEDA
4. State of Birth	CALIFORNIA
5. Mailing Address—If Different	N/A
6. Number of Previous Marriages	0
7A. Last Marriage Ended By	☐ Death ☐ Dissolution ☐ Annulment
7B. Date—Month, Day, Year	
8A. Usual Occupation	BUSSINESS MAN
8B. Usual Kind of Business or Industry	CLOTHING
9. Education—Years Completed	13
10A. Full Name of Father	CHARLES FISHER
10B. State of Birth	LOUISIANA
11A. Full Maiden Name of Mother	EULA MAE JAMES
11B. State of Birth	LOUISIANA

BRIDE PERSONAL DATA

12A. Name of Bride—First (Given)	LORNA
12B. Middle	DIANE
12C. Current Last (Family)	SAWYERS
12D. Maiden Last (Family) (If Different Than 12C)	MONTGOMERY
13. Date of Birth—Month, Day, Year	11/01/1958
14A. Residence—Street and Number	1770 BROADWAY #301
14B. City	OAKLAND
14C. Zip Code	94612
14D. County—Outside California, Enter State	ALAMEDA
15. State of Birth	CALIFORNIA
16. Mailing Address—If Different	N/A
17. Number of Previous Marriages	1
18A. Last Marriage Ended By	☐ Death X ☐ Dissolution ☐ Annulment
18B. Date—Month, Day, Year	11/05/1992
19A. Usual Occupation	MGR.
19B. Usual Kind of Business or Industry	COMPUTERS
20. Education—Years Completed	16
21A. Full Name of Father	OSCAR MONTGOMERY
21B. State of Birth	LOUISIANA
22A. Full Maiden Name of Mother	VERTIE LEE HALL
22B. State of Birth	LOUISIANA

AFFIDAVIT

WE, THE UNDERSIGNED, AN UNMARRIED MAN AND UNMARRIED WOMAN, STATE THAT THE FOREGOING INFORMATION IS CORRECT AND TRUE TO THE BEST OF OUR KNOWLEDGE AND BELIEF, THAT NO LEGAL OBJECTION TO THE MARRIAGE NOR TO THE ISSUANCE OF A LICENSE IS KNOWN TO US, AND HEREBY APPLY FOR A LICENSE AND A CERTIFICATE OF MARRIAGE.

23. Signature of Groom: ▶ Gregory Lee Fisher

24. Signature of Bride: ▶ Lorna Diane Sawyers

LICENSE TO MARRY

AUTHORIZATION AND LICENSE IS HEREBY GIVEN TO ANY PERSON DULY AUTHORIZED BY THE LAWS OF THE STATE OF CALIFORNIA TO PERFORM A MARRIAGE CEREMONY WITHIN THE STATE OF CALIFORNIA TO SOLEMNIZE THE MARRIAGE OF THE ABOVE NAMED PERSONS. REQUIRED CONSENTS FOR THE ISSUANCE OF THIS LICENSE ARE ON FILE.

25A. Issue Date—Month, Day, Year	08/13/1994
25B. License Expires After—Month, Day, Year	12/12/1994
25C. License Number	B56663
25D. County of Issue	ALAMEDA
25E. Name of County Clerk	PATRICK O CONNELL
25F. Signature of Deputy Clerk (If Applicable)	By [signature] Deputy

WITNESS(ES) (ONE REQUIRED)

26A. Signature of Witness	[signature]
26B. Address—Street and Number	10500 Pippin St
26C. City, State and Zip Code	Oakland CA 94603
27A. Signature of Witness	[signature]
27B. Address—Street and Number	80 [illegible] St #4
27C. City, State and Zip Code	Oakland, CA 94610

CERTIFICATION OF PERSON SOLEMNIZING MARRIAGE

28. I HEREBY CERTIFY THAT THE ABOVE-NAMED BRIDE AND GROOM WERE JOINED BY ME IN MARRIAGE IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA

ON 9 (Month) 17 (Day) 19 94 (Year)

AT BERKELEY (City or Town), ALAMEDA (County), CALIFORNIA

29A. Signature of Person Solemnizing Marriage	▶ David A. Sugarbaker
29B. Religious Denomination (If Clergy)	Non-Denom., Prot.
29C. Name of Person Solemnizing Marriage (Type or Print)	REV. DAVID A. SUGARBAKER
29D. Official Title	MINISTER
29E. Mailing Address	941 THE ALAMEDA, BERKELEY, CALIF. 94707
29F. Zip Code	

LOCAL REGISTRAR OF MARRIAGES (COUNTY RECORDER)

30A. Signature of Local Registrar	▶ Patrick O Connell
30B. Signature of Deputy (If Applicable)	By ▶ [signature] Deputy
31. Date Accepted for Registration	SEP 27 1994

STATE OF CALIFORNIA, DEPARTMENT OF HEALTH SERVICES, OFFICE OF STATE REGISTRAR

91 41473 VS 117 (3/91)

788819

CERTIFIED COPY OF VITAL RECORDS
STATE OF CALIFORNIA, COUNTY OF ALAMEDA

This is a true and exact reproduction of the document officially registered and placed on file in the office of the Alameda County Recorder.

DATE ISSUED AUG 12 1998

Patrick O'Connell
PATRICK O'CONNELL
ALAMEDA COUNTY RECORDER

This copy is not valid unless prepared on an engraved border displaying the date, seal and signature of the Recorder.

THE GREAT SEAL OF THE STATE OF CALIFORNIA

OFFICE OF RECORDER ALAMEDA COUNTY CA